Exhibit 8.1

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Kabushiki Kaisha LogSuite (1)	Japan
Kabushiki Kaisha LogArchitects (2)	Japan
Kabushiki Kaisha OkinawaIgeto (3)	Japan
Kabushiki Kaisha Prostyle (1)	Japan
Kabushiki Kaisha ChinoTatemonoKanri (4)	Japan
Kabushiki Kaisha LogSuite (1)	Japan
LogKnot Vietnam Co., Ltd. (1)	Vietnam
Kabushiki Kaisha ProstyleRyokan (1)	Japan
Kabushiki Kaisha Kotakino (4)	Japan
PROPOLIFE VIETNAM CO., LTD. (5)	Vietnam
Yantai Propolife Wood Industry Limited (1)	People’s Republic of China
LogProstyle US Inc. (1)	Nevada
LogProstyle Inc For Hotel Management CO. L.L.C S.O.C (1)	United Arab Emirates

(1)	100% owned subsidiary of Kabushiki Kaisha LogProstyle.
(2)	100% owned subsidiary of Kabushiki Kaisha LogSuite.
(3)	100% owned subsidiary of Kabushiki Kaisha LogArchitects
(4)	100% owned subsidiary of Kabushiki Kaisha Prostyle.
(5)	100% owned subsidiary of Kabushiki Kaisha ProstyleRyokan.